June 21, 2007

Kenju Osako, Chairman
Aspire Japan, Inc.
4695 Macarthur Court - 11th Floor
Newport Beach, CA 92660

   RE: **Aspire Japan, Inc.**
       Registration Statement on Form SB-2
       Filed June 14, 2007 and amended June 15, 2007
       File No. 333-143758

Dear Mr. Osako:

We have completed a preliminary reading of your registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For the reasons discussed below, we will not perform a detailed examination of the registration statement, and we will not issue any comments until these material deficiencies are addressed.

The financial statements filed in this amendment were not current when filed. The financial statements and other related disclosures of the registrant should be updated in accordance with Item 310(g) of Regulation S-B.

Please also note that we issued a letter dated March 9, 2007 with comments addressing deficiencies contained in an earlier Form SB-2 registration statement (File No. 333-140486) filed by the company under its former name, Dream Media, Inc. Please provide us with a letter including detailed responses to the comments in that comment letter. Where comments in our prior letter requested changes in your Form SB-2 disclosure, please direct our attention to the location in this filing where you addressed the comments. If we requested supplemental information, please include the information in your detailed response letter. Please be aware that there are comments throughout the letter that may apply to this present SB-2 registration statement.

As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.   We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Raj Rajan at (202) 551-3388 with any questions regarding the financial statements and Janice McGuirk at (202) 551-3395 with any other questions. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds,
Assistant Director

cc: Gregg E. Jaclin, Esq.
     via fax (732) 577-1188